ORIGINAL ENGINEER DESIGNER

ENGINEERING RIGHTS AGREEMENT

This CAD Drafting Rights Agreement ("Agreement") is made by and between Global Modular, Inc., a Nevada Corporation, (Global) whose address is 1200 Airport Drive, Chowchilla, CA 93610, and Anderson & Doig Structural Engineers, a California Corporation, ("Doig") whose address is 10308 Placer Lane, Suite 100, Sacramento, CA 95827-2511.

Recitals

Doig represents and warrants that he possesses the rights to various DSA approved structural engineering drawings (Doig Designs) for portable classroom related structures. The CAD based drawings consist of 24 x 40, 36 x 40, 48 x 40, 30 x 32 & 12 x 40 "toilet trailer" single story and 24 x 40, 48 x 40, 72 X 40, & (2) 48 x 40 two-story designs. Also included are handicap ramps with landing designs for single story structures. The designs are to superseded versions of the California Building Code.

Subject to the terms and conditions herein, Doig wishes to license his rights for the aforementioned drawings (Doig Drawings) to Global with Global securing non-exclusive rights to copy and use Doig CAD drawings. Upon Anderson & Doig's agreement to allow Global to re-use their drafting work for their drawings, Global will be responsible for providing another structural engineer to provide calculations to support the drawings, and review, modify and take responsibility for the drawings and the structural designs of the buildings, therefore, absolving Doig of any and all liabilities for his original designs.

The parties hereby agree as follows:

1. Fees and Costs; Payment

Under the terms hereof, Global agrees to immediately pay Doig $4,488, which will be considered as payment in full for all work previously perfom1ed by Doig. Global also agrees to pay Doig $22,125 for all the aforementioned single and two-Story designs payable as follows:

$17,500 upon execution of the Agreement by both parties and $4,625 to be paid within six months from date of execution of this Agreement.

2. Scope of Work; Schedule

Upon execution of this Agreement and payment of monies due per item 1 above, Doig hereby agrees to transfer (Doig Designs) CAD drawing files for subject buildings with all Anderson & Doig identification removed to Global within ten (10) business days from execution of Agreement. Doig will provide Global the most current drawing CAD files (Doig Drawings) less any labels and/or insignias previously incorporated by Doig. Copies of structural calculations (for reference by Global’s structural engineer) are available from DSA, or from Anderson &

Doig for actual costs of reproduction payable in advance. These calculations are outdated and must be re-done by Global's structural engineer.

3. Surety

In the event Global fails to pay the final installment of $4,625 owed to Doig as stated in item 1, Global agrees to surrender all rights back to Doig including all drawings and electronic files within one week from the six month deadline to pay said balance.

4. Warranty of Authority

This agreement shall become effective upon execution by authorized officials of Global Modular, Inc. and Anderson & Doig.

Dated: __1-20-03__ Anderson & Doig Structural Engineers

By: __/s/ Bruce D. Doig___
Anderson & Doig

Dated: __1/20/03__ Global Modular, Inc.

By: __/s/ Gerard Lehman___
Global Modular, Inc.